                                                                    EXHIBIT 99.2
                                                           [English Translation]
                                                               November 21, 2003
                                                            Corporate Disclosure

                    Syndicated Loan Agreement To Be Executed

1. Type of bonds borrowed                                         Long-term borrowing

2. Details of Funds Borrowed
   a. Signing Date of Agreement                                    December 10, 2003
   b. Lender                                       Development Bank of Singapore, JP Morgan Chase, ABN AMRO,
                                                   Korea Development Bank, Korea Exchange Bank, etc.

      - Relation with Our Company                                         -
   c. Period for Borrowing of Funds                                    5 years
      - Date of Redemption                                        November 13, 2008
   d. Amount of Funds Borrowed (KRW)                               720,000,000,000
      - Equity Capital at the End of                              1,374,670,148,948
        Preceding Business
      - Ratio to Equity Capital (%)                                     52.38
                                                   (1) Term loan
                                                       -    Total borrowing : KRW660 billion (USD denominated and
                                                            local currency denominated loan)
                                                       -    Maturity : 5 years
                                                       -    Availability period : 2 years
                                                       -    Repayment : Installment payments (Year 3: 15%, Year 4 :
                                                            40%, Year 5 : 45%)
                                                   (2) Revolving loan
   e. Terms of Funds Borrowed                          -    Total borrowing : KRW60 billion (local currency denominated loan)
                                                       -    Maturity : 5 years
                                                       -    Availability period : 4 years and 9 months
                                                       -    Repayment : Full redemption at maturity
                                                   (3) Applicable interest rates
                                                       -    Nominal interest rate : approximately 6.44% (the nominal rate may reflect the interest rate on the date of drawdown
                                                       -    Potential downward adjustment : maximum 0.1% down as credit rating improves

3. Use of Funds Borrowed                               -    Repayment of debts and working capital requirement

4. Details of Transaction
   a. Total Balance of Transaction (KRW)                                  720,000,000,000
   b. Total Funds Borrowed in Current Business                            720,000,000,000
      Year (KRW)
5. Date of BOD Resolution                                                November 21, 2003
   - Presence of Outside Director(s)               Present (No.) 5                     Absent (No.) 1
   - Presence of Auditor(s)                                                     Yes
6. Total Assets at the End of Preceding                                  3,601,570,278,436
   Business Year (KRW)
7. Applicability of Fair Trade Act                                               No
8. Applicability of Other Acts and Regulations                                    -
                                                   1.  Early redemption
                                                       -  Early redemption possible with a 10-working day notice
                                                          in advance
                                                       -  Reduction of commitment during the availability period possible
                                                   2.  Collateral : the Company's tangible and intangible assets
                                                       -  The Company shall repay collateralized loans from KDB and provide adequate collateral to the lenders hereto. The
                                                          rest of assets collateralized will be provided to the lenders hereto ranked as junior and re-ranked as senior after the loans are repaid.
                                                   3.  Conditions precedent
                                                       -  Completion of equity investment by the AIG-Newbridge led investment consortium
                                                       -  Management control of the consortium over the Company secured
9. Others                                          4.  Delegation of authority concerning the Agreement
                                                       -  The Representative Director shall be granted the authority to determine the details related to the Agreement that are not mentioned above, and to perform the Agreement (including the execution of all agreements - other details including those not mentioned and documents constituting the Finance Document as defined under the Agreement).
                                                   5.  Delegation of Authority concerning the drawdown of the facility
                                                       - The Representative Director or a nominee of the Representative
                                                         Director (including CFO) shall be granted the authority to decide the time and amount of the drawdown pursuant to the Agreement.

* Date of Relevant filing                                                       September 9, 2003